EXHIBIT 16

April 20, 2004

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Jos. A. Bank Clothiers, Inc.(the "Company") and, under the date of March 25, 2004, we reported on the consolidated financial statements of the Company as of January 31, 2004 and February 1, 2003 and for the years then ended. On April 19, 2004, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated April 19, 2004, and we agree with such statements except, that we are not in the position to agree or disagree with the statements in the third and fourth sentences of the first paragraph and the statements in the fourth paragraph.


Very truly yours,

/s/KPMG LLP
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Cc:  David E. Ullman, Chief Financial Officer
     Jos. A. Bank Clothiers, Inc.